

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Clifford Press
Chief Executive Officer
Acacia Research Corporation
4 Park Plaza, Suite 550
Irvine, California 92614

      Re: Acacia Research Corporation
          Registration Statement on Form S-3
          Filed November 9, 2020
          File No. 333-249984

Dear Mr. Press:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Mark L. Skaist, Esq.